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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08027212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65334

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING___December 31, 2007___

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK TRINITY CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BLVD., SUITE 2450

(No. and Street)

LOS ANGELES, CA 90025

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___KEVIN BURKE___   (310) 268-8330___

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER SAVETT INC.

(Name – if individual, state last, first, middle name)

1723 CLOVERFIELD BLVD.	SANTA MONICA	CA	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __KEVIN BURKE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BWK TRINITY CAPITAL SECURITIES, LLC_____ , as
of _____ , 20 __08____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GUMBINER
SAVETT inc.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

Santa Monica, California

Independent Auditors' Report

To the Member
BWK Trinity Capital Securities LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities LLC as of December 31, 2007, and the related statement of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner Savett Inc.

February 25, 2008

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

ASSETS

Cash	$	20,680
TOTAL ASSETS	$	20,680

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	12,310
MEMBER'S EQUITY		8,370
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,680

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF INCOME
For the year ended December 31, 2007

REVENUES		
Investment banking fees	$	3,375,299
Interest		3,860
Realized gain on sale of equity securities		6,553
Other		35,064
TOTAL REVENUES		3,420,776
OPERATING EXPENSES		
Professional fees		15,238
Other operating expenses		387,323
TOTAL EXPENSES		402,561
NET INCOME	$	3,018,215

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2007

BALANCE, January 1, 2007	$	418,155
Net income		3,018,215
Distributions		(3,428,000)
BALANCE, December 31, 2007	$	8,370

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 3,018,215
Adjustments to reconcile net income to net cash provided by operating activities:	
Allowance for bad debts	340,000
Realized gain on sale of equity securities	(6,553)
Changes in assets and liabilities:	
Accounts payable and accrued expenses	(290)
Net cash provided by operating activities	3,351,372

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of equity securities	(25,763)
Procceds from sale of equity securities	94,204
Net cash provided by investing activities	68,441

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions	(3,428,000)
NET DECREASE IN CASH	(8,187)
CASH - BEGINNING OF YEAR	28,867
CASH - END OF YEAR	$ 20,680

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:

Taxes on income	$ 12,790

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2007

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker-dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States of America. It is a single member limited liability company, wholly owned by Trinity Capital, LLC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenue earned representing equity interests in privately owned entities are recorded upon receipt of cash from the sale of the equity interests, since no ready market exists. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue receivables.

Allowance for doubtful accounts

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

Investment in equity securities:

Investment in equity securities consists of marketable equity securities with a trading restriction, carried at market value. Changes in the valuation of these securities are recorded as unrealized gains or losses. The first-in, first-out method is used by the Company to determine the cost of any securities sold.

(Continued)

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2007

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are the responsibility of its member.

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2007.

NOTE 2:   CONCENTRATION

At times, the Company maintains cash balances at banks where amounts on deposit are in excess of $100,000. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

NOTE 3:   RELATED PARTY TRANSACTIONS

The Company's member performs business advisory services and has the ability to influence the costs allocated to each entity. During the year ended December 31, 2007, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company.

NOTE 4:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2007, the Company had net capital of $8,370, which was $3,370 in excess of the required net capital of $5,000.

NOTE 5:   SUBSEQUENT EVENT

In January, 2008, the Company distributed $950,000 to its member.

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
COMPUTATION OF NET CAPITAL
As of December 31, 2007

NET CAPITAL		
Total members' equity	$	8,370
Net capital		8,370
CAPITAL REQUIREMENT		
Required minimum net capital:		
At the greater of $5,000 or 6 2/3% of aggregate		
indebtedness ($12,310 x 6 2/3%)		5,000
Excess net capital	$	3,370
RATIO: Aggregate Indebtedness to Net Capital		147.07%

BWK TRINITY CAPITAL SECURITIES, LLC
(A Single Member Limited Liability Company)
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
As of December 31, 2007

	Net Capital	Aggregate Indebtedness
Company's computation *	$ 14,348	$ 6,310
Revision to accruals	(6,000)	6,000
Revision to haircuts	22	-
Computation per page 8	$ 8,370	$ 12,310

* Agrees to the Company's unaudited December 31, 2007 FOCUS Part IIA filing.

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
For the year ended December 31, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15c3-3
For the year ended December 31, 2007

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the 15c3-3(k)(2)(i) exemptive provision.

See accompanying independent auditors' report.



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS

Santa Monica, California

REPORT OF INDEPENDENT ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
BWK Trinity Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of
BWK Trinity Capital Securities LLC (the "Company") as of and for the year ended December 31,
2007, in accordance with auditing standards generally accepted in the United States of America, we
considered the Company's internal control over financial reporting (internal control) as a basis for
designing our auditing procedures for the purpose of expressing our opinion on the financial
statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company including consideration of
control activities for safeguarding securities. This study included tests of such practices and
procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(11)and for
determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and
   recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected benefits
and related costs of internal control structure policies and procedures and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of
internal control and the practices and procedures are to provide management with reasonable, but
not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Gumbiner Savett Inc.

Gumbiner Savett Inc.
February 25, 2008

END